SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                               ------------------

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)


                        Change Technology Partners, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   159111 10 3
                                 (CUSIP Number)

                               September 12, 2000
             (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)

CUSIP No. 159111 10 3                  13G                     Page 2 of 9 Pages


________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Robert W. Matschullat

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
  Number of    5.   SOLE VOTING POWER

   Shares           0
               _________________________________________________________________
Beneficially   6.   SHARED VOTING POWER

  Owned by          3,800,000(1)
               _________________________________________________________________
    Each       7.   SOLE DISPOSITIVE POWER

  Reporting         0
               _________________________________________________________________
   Person      8.   SHARED DISPOSITIVE POWER

    With            3,800,000(1)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,800,000(1)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.8%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Represents 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock.

CUSIP No. 159111 10 3                  13G                     Page 3 of 9 Pages

________________________________________________________________________________
1.   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Ariane Matschullat

________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.

________________________________________________________________________________
  Number of    5.   SOLE VOTING POWER

   Shares           0
               _________________________________________________________________
Beneficially   6.   SHARED VOTING POWER

  Owned by          3,800,000(1)
               _________________________________________________________________
    Each       7.   SOLE DISPOSITIVE POWER

  Reporting         0
               _________________________________________________________________
   Person      8.   SHARED DISPOSITIVE POWER

    With            3,800,000(1)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     3,800,000(1)

________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     7.8%

________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*

     IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------
(1) Represents 3,800,000 shares of Common Stock issuable upon conversion of 95,000 shares of Series B Preferred Stock.

CUSIP No. 159111 10 3                  13G                     Page 4 of 9 Pages


Item (a).    Name of Issuer:

             Change Technology Partners, Inc.

Item (b).    Address of Issuer's Principal Executive Offices:

             20 Dayton Avenue
             Greenwich, Connecticut 06830

Item 2(a).   Name of Person Filing:

             Robert W. Matschullat

             Ariane Matschullat

             Robert W. Matschullat and Ariane Matschullat are husband and wife.


Item 2(b).   Address of Principal Business Office or, if None, Residence:

             Robert W. Matschullat
             46 Vineyard Lane
             Greenwich, CT 06831

             Ariane Matschullat
             46 Vineyard Lane
             Greenwich, CT 06831


Item 2(c).   Citizenship:

             Robert W. Matschullat and Ariane Matschullat are citizens of the United States of America.


Item 2(d).   Title of Class of Securities:

             Common Stock

CUSIP No. 159111 10 3                  13G                     Page 5 of 9 Pages


Item 2(e).   CUSIP Number:

             159111 10 3


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [__]     Broker or dealer registered under Section 15 of the Exchange Act.

(b) [__]     Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [__]     Insurance company as defined in Section 3(a)(19) of the Exchange
             Act.

(d) [__] Investment company registered under Section 8 of the Investment Company Act.

(e) [__]     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [__] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [__] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [__] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j) [__]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]


Item 4.  Ownership.

(a)  Amount beneficially owned:

     Robert and Ariane Matschullat may be deemed to be the beneficial owners of 3,800,000 shares of Common Stock issuable upon the conversion of 95,000 shares of Series B Preferred Stock of the Issuer.

CUSIP No. 159111 10 3                  13G                     Page 6 of 9 Pages


     Of the 3,800,000 shares of Common Stock issuable upon the conversion of 95,000 shares of Series B Preferred Stock held by Mr. And Mrs. Matschullat, 400,000 shares of Common Stock (10,000 shares of Series B Preferred Stock) are held by each of the following three trusts created by Mr. and Mrs. Matschullat for the benefit of their children: (i) Matschullat 1996 Children Trust F/B/O Tyler Matschullat, (ii) Matschullat 1996 Children Trust F/B/O Clare Matschullat and (iii) Matschullat 1996 Children Trust F/B/O Carter Matschullat. The remaining 2,600,000 shares of Common Stock (65,000 shares of Series B Preferred Stock) are held jointly by Mrs. and Mrs. Matschullat.


(b)  Percent of Class:

     After giving effect to the conversion of the (i) 65,000 shares of Series B Preferred Stock jointly held by Robert and Ariane Matschullat, (ii) 10,000 shares of Series B Preferred Stock held by the Matschullat 1996 Children Trust F/B/O Tyler Matschullat, (iii) 10,000 shares of Series B Preferred Stock held by the Matschullat 1996 Children Trust F/B/O Clare Matschullat and (iv) 10,000 shares of Series B Preferred Stock held by the Matschullat 1996 Children Trust F/B/O Carter Tyler Matschullat, Mr. and Mrs. Matschullat may be deemed to be the beneficial owners of 7.8% of the Issuer's issued and outstanding shares of Common Stock.


(c)  Number of shares as to which such person has:

     (i)   Sole power to vote to direct the vote: 0

     (ii)  Shared power to vote or to direct the vote: 3,800,000

     (iii) Sole power to dispose or to direct the disposition of: 0

     (iv)  Shared power to dispose or to direct the disposition of: 3,800,000

Item 5. Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owners of more than five percent of the class of securities, check the following. [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     Not applicable.

CUSIP No. 159111 10 3                  13G                     Page 7 of 9 Pages


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

          Not applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not applicable.


Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.

     "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

CUSIP No. 159111 10 3                  13G                     Page 8 of 9 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2000


                                                  /s/ Robert Matschullat
                                                  ----------------------------
                                                  Robert Matschullat

                                                  /s/ Ariane Matschullat
                                                  ----------------------------
                                                  Ariane Matschullat

CUSIP No. 159111 10 3                  13G                     Page 9 of 9 Pages


                                    Exhibit A

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Change Technology Partners, Inc.


Dated: November 6, 2000

                                                 /s/ Robert Matschullat
                                                 ----------------------------
                                                 Robert Matschullat

                                                 /s/ Ariane Matschullat
                                                 ----------------------------
                                                 Ariane Matschullat